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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PATRON SYSTEMS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

70337V-10-8

(Cusip Number)

Patrick J. Allin
Patron Systems, Inc.
311 Belle Foret Drive, Suite 150
Lake Bluff, Illinois 60044
(847) 295-7334

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

4/2/2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70337V-10-8

1.	Name of Reporting Person: M. RASHID QAJAR		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: GREAT BRITAIN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,050,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,050,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,050,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): IN

Item 1.     Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Patron Systems, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 311 Belle Foret Drive, Suite 150, Lake Bluff, Illinois 60044.

Item 2.      Identity and Background

(a)  This statement is being filed by M. Rashid Qajar.

(b)  The primary address for Mr. Qajar is Suite 11, Alexandria Mansions, 19 Alexandria Road, Epsom, Surrey, KT17 4BW, United Kingdom.

(c)  Mr. Qajar is a private investor and his principal place of business is as above.

(d)  - (e) During the last five years, Mr. Qajar has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Mr. Qajar is a citizen of Great Britain.

Item 3.     Source and Amount of Funds or Other Consideration

The Company issued 2,050,000 shares of common stock to Mr. Qajar pursuant to the terms and conditions of a Consulting Agreement dated March 31, 2003 in consideration for Mr. Qajar providing consulting services to the Company. These services are to be provided over a two-year period and consist of advising and consulting with the Company regarding general business matters, including, but not limited to, development of an international business strategy, the evaluation and analysis of management needs and identifying and introducing the Company to prospective merger, asset, business or other acquisition candidates.

Item 4.     Purpose of Transaction

Mr. Qajar acquired the shares for investment purposes in consideration of services to be provided by him to the Company under the Consulting Agreement described in Item 3 above. Pursuant to the terms of this Consulting Agreement, Mr. Qajar has agreed to hold 1,500,000 of the shares of common stock beneficially owned by him until March 31, 2004.

On April 2, 2003, the Company caused a Registration Statement on Form S-8 (File No. 333-104276) to be filed with the Securities and Exchange Commission registering the shares of common stock issued to Mr. Qajar under his Consulting Agreement. The Company filed an Amendment No. 1 to this Registration Statement on Form S-8 on April 9, 2003 to amend, among other things, the description of the consulting services to be provided by Mr. Qajar.

Item 5.     Interest in Securities of the Issuer

(a)	Mr. Qajar beneficially owns 2,050,000 shares of the Company’s common stock. Based on 33,513,888 shares of common stock outstanding as of March 27, 2003, as reported by the Company in Amendment

No. 1 to the Registration Statement on Form S-8 (File No. 333-104276) filed on April 9, 2003, Mr. Qajar’s beneficial ownership equals 6.1% of the outstanding capital stock of the Company.

(b)	Mr. Qajar has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 2,050,000 shares of common stock.

(c)	To the best of the reporting person’s knowledge, other than the transactions described in Item 3 and Item 4 herein, which information is incorporated herein by reference, the reporting person has not effected any transactions in the class of securities reported on that during the past sixty days.

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Consulting Agreement described in Item 3 and Item 4 above, which information is incorporated herein by reference, to the best of the reporting person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2nd May 2003
/s/ M. Rashid Qajar M. Rashid Qajar